Exhibit 99.1

News release

QLT ANNOUNCES THIRD QUARTER 2016 RESULTS

Provides Synthetic Retinoid Program Update — Exploring Eligibility for Priority Review Voucher

For Immediate Release	November 1, 2016

VANCOUVER, CANADA — QLT Inc. (NASDAQ: QLTI; TSX: QLT) (“QLT” or the “Company”) reported financial results today for the third quarter ended September 30, 2016. Unless otherwise specified, all amounts are reported in U.S. dollars and in accordance with U.S. GAAP.

2016 THIRD QUARTER FINANCIAL RESULTS

Operating Expenses/Income

During the third quarter of 2016, research and development (“R&D”) expenditures were $2.9 million compared to $2.1 million for the same period in 2015. The $0.8 million (38%) increase was primarily due to higher costs related to preparatory activities for our upcoming Phase III pivotal trial for QLT091001.

During the third quarter of 2016, we incurred $1.9 million of consulting and advisory fees on activities to support our pending merger transaction with Aegerion Pharmaceuticals, Inc. (“Aegerion”), which is described below. In comparison, we incurred $2.2 million of similar costs in 2015 related to: (i) the pursuit of our merger transaction with InSite Vision Incorporated (“InSite”), which was terminated by InSite on September 15, 2015, and (ii) activities to support our investment in Aralez Pharmaceuticals, Inc. (“Aralez”), which was subsequently distributed to our shareholders on April 5, 2016 (the “Aralez Distribution”).

Excluding the strategic consulting and advisory fees described above, selling, general and administrative (“SG&A”) expenditures for the third quarter of 2016 were relatively consistent with SG&A expenditures incurred during the same period in 2015.

Operating Loss and Net Loss per Share

The operating loss for the third quarter of 2016 was $6.0 million, compared to $2.8 million for the same period in 2015. The net $3.2 million change in our operating loss was primarily due to a $2.7 million non-recurring termination fee received from InSite in September 2015, in connection with InSite’s termination of the merger agreement, as well as higher R&D costs in the third quarter of 2016 associated with preparatory activities for our upcoming Phase III pivotal trial for QLT091001.

Net loss per common share was $0.11 in the third quarter of 2016, compared to $0.05 for the same quarter in 2015. The change in our net loss per common share was primarily due to the same factors described above.

Cash and Cash Equivalents

As at September 30, 2016, the Company’s consolidated cash and cash equivalents were $73.1 million compared to $141.8 million at December 31, 2015. The $68.7 million decrease was primarily due to: (i) the $45.0 million investment in Aralez and subsequent Aralez Distribution (as described above), (ii) $9.2 million of strategic consulting and advisory fees related to the proposed merger with Aegerion, the Aralez Distribution, and the exploration of other strategic alternatives, (iii) $3.0 million advanced to Aegerion pursuant to the terms of the an interim loan agreement with Aegerion, and (iv) cash used in operating activities during the period.

AEGERION MERGER TRANSACTION UPDATE

As previously announced, on June 14, 2016, Aegerion and QLT agreed to a merger (the “Merger”) under the terms of an Agreement and Plan of Merger by and among Aegerion, QLT and Isotope Acquisition Corp., an indirect wholly-owned subsidiary of QLT. While the proposed Merger has been approved by the boards of directors of both companies, the closing of the Merger is subject to various conditions, including but not limited to (i) receipt of the required approvals of the shareholders at the special meetings of each of QLT and Aegerion on November 7, 2016, and (ii) completion of the $21.8 million QLT private placement contemplated by the unit subscription agreement entered into with certain investors in connection with the Merger. The Merger is expected to close in the fourth quarter of 2016.

SYNTHETIC RETINOID UPDATE

The Company continues its Phase III pivotal trial start-up activities to test the safety and efficacy of its Fast Track and Orphan Drug Designated investigational drug product, QLT091001 in subjects with Inherited Retinal Disease phenotypically diagnosed as LCA or RP caused by RPE65 or LRAT gene mutations, with a goal of initiating the pivotal trial in the fourth quarter of 2016.

In addition to the Fast Track and Orphan Drug Designations previously granted to us by the FDA for QLT091001, the Company is currently exploring the potential of submitting to the FDA a request for a Rare Pediatric Disease Designation of QLT091001. Under the Federal Food, Drug, and Cosmetic Act, a sponsor who receives an approval of a New Drug Application (NDA) for a Rare Pediatric Disease and meets certain additional criteria, may be eligible to be awarded a Rare Pediatric Disease Priority Review Voucher (PRV). A PRV can be redeemed to receive a priority review for any subsequent marketing application for a different product. A PRV, if obtained by a sponsor, may be sold or transferred to another sponsor. FDA’s authority to award Rare Pediatric Disease PRVs is currently set to expire December 31, 2016. The authority has been extended multiple times previously, and while it is possible that it may be further extended or made permanent in the future, there is no guarantee of any such extension.

In addition, U.S. Patent No. 9,403,765 relating to various methods of use of various synthetic retinal esters, including QLT091001, for the treatment of diseases associated with an endogenous 11-cis-retinal deficiency, including LCA and RP, was granted by the USPTO on August 2, 2016. This patent is currently projected to expire on June 20, 2025. This newly issued patent further enhances the Company’s key patent portfolio around methods of using QLT091001 in the treatment of IRD.

Passive Foreign Investment Company

The Company believes that it was classified as a Passive Foreign Investment Company (“PFIC”) for 2008 through 2015, and that it may be classified as a PFIC in 2016, which could have adverse tax consequences for U.S. shareholders. Please refer to our 2015 Annual Report on Form 10-K (as amended by the Form 10-K/A filed on April 29, 2016) for additional information.

QLT Inc. - Financial Highlights

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

(In thousands of U.S. dollars except share and per share information)
	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015

Expenses
Research and development	$2,855	$2,142	$8,774	$7,754
Selling, general and administrative	3,138	3,166	13,487	13,939
Depreciation	24	141	85	508
Termination fee	—	(2,667)	—	(2,667)

	6,017	2,782	22,346	19,534

Operating loss	(6,017)	(2,782)	(22,346)	(19,534)
Other (expense) income
Net foreign exchange losses	(105)	(43)	(214)	(5)
Interest income	110	152	240	235
Fair value loss on investment	—	—	(10,704)	—
Other	(39)	(6)	(30)	(8)

	(34)	103	(10,708)	222

Loss before income taxes	(6,051)	(2,679)	(33,054)	(19,312)
Recovery of (Provision for) income taxes	115	(3)	104	(17)

Net loss and comprehensive loss	$(5,936)	$(2,682)	$(32,950)	$(19,329)

Basic and diluted net loss per common share

Net loss per common share	$(0.11)	$(0.05)	$(0.62)	$(0.37)

Weighted average number of common shares outstanding (thousands)
Basic and diluted	52,829	52,829	52,829	51,949

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands of U.S. dollars)	September 30, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$73,056	$141,824
Accounts receivable, net of allowances for doubtful accounts	186	287
Loan receivable	3,073	—
Income taxes receivable	14	14
Prepaid and other assets	450	611

Total current assets	76,779	142,736
Accounts receivable	2,000	2,000
Property, plant and equipment	270	430

Total assets	$79,049	$145,166

LIABILITIES
Current liabilities
Accounts payable	$3,308	$1,656
Accrued liabilities	1,058	1,827

Total current liabilities	4,366	3,483
Uncertain tax position liabilities	—	342

Total liabilities	4,366	3,825

SHAREHOLDERS’ EQUITY
Share capital
Authorized
500,000,000 common shares without par value
5,000,000 first preference shares without par value, issuable in series
Issued and outstanding common shares	$475,333	$475,333
September 30, 2016 – 52,829,398 shares
December 31, 2015 – 52,829,398 shares
Additional paid-in capital	63,669	97,377
Accumulated deficit	(567,288)	(534,338)
Accumulated other comprehensive income	102,969	102,969

Total shareholders’ equity	74,683	141,341

Total shareholders’ equity and liabilities	$79,049	$145,166

About QLT

QLT is a biotechnology company dedicated to the development and commercialization of innovative ocular products that address the unmet medical needs of patients and clinicians worldwide. We are focused on developing our synthetic retinoid program for the treatment of certain inherited retinal diseases.

QLT’s head office is based in Vancouver, Canada and the Company is publicly traded on NASDAQ Stock Market (symbol: QLTI) and the Toronto Stock Exchange (symbol: QLT). For more information about the Company’s products and developments, please visit our web site at www.qltinc.com.

About QLT091001

QLT091001 is an orally administered synthetic retinoid replacement for 11-cis-retinal, which is a key biochemical component of the visual retinoid cycle. We are currently developing QLT091001 for the treatment of Inherited Retinal Disease caused by retinal pigment epithelium protein 65 and lecithin:retinol acyltransferase gene mutations, which indication comprises Leber Congenital Amaurosis and Retinitis Pigmentosa.

QLT Inc. Contacts:

Investor & Media Relations

Andrea Rabney or David Pitts

Argot Partners

212-600-1902

andrea@argotpartners.com

david@argotpartners.com

Certain statements in this press release constitute “forward-looking statements” of QLT within the meaning of the Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements include, but are not limited to, statements concerning the proposed merger with Aegerion and the proposed private placement for $21.8 million, and the timing and financial and strategic benefits thereof; our future strategies, plans and expectations for the Company and QLT091001; statements concerning our exploration of, and the potential ability to be granted, Rare Pediatric Disease Designation by the FDA for QLT091001 and, if so designated, the potential to subsequently qualify for a Priority Review Voucher; the potential benefits of a Rare Pediatric Disease Designation and transferability of a Priority Review Voucher under the current Rare Pediatric Disease Priority Review Voucher program (the “Voucher Program”); our anticipated development plans and potential approvals for, and the commercial potential of, QLT091001; statements concerning our PFIC status; and statements which contain language such as: “assuming,” “prospects,” “goal,” “future,” “projects,” “potential,” “believes,” “expects,” “hopes,” and “outlook.” Forward-looking statements are predictions only which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: the Company’s future operating results are uncertain and likely to fluctuate; currency fluctuations; the risk that we will be treated as a PFIC in 2016 and future years; the failure to receive, on a timely basis or otherwise, the required approvals by Aegerion and QLT shareholders; the risk that a condition to closing of the merger with Aegerion may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger with Aegerion cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Aegerion and QLT operations will be greater than expected; the ability of the companies to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the risks and uncertainties associated with our ability to be granted a Rare Pediatric Disease Designation and any subsequent qualification for a Rare Pediatric Disease Priority Review Voucher, including the risk that the QLT091001 program will not qualify under the current or any future applicable criteria for designation as a Rare Pediatric Disease or that an NDA for QLT091001 will not qualify for a Priority Review Voucher, and the risk that future changes to the QLT091001 program and/or the Voucher Program, including related to the transferability of the Priority Review Voucher, limit the future benefits of the Rare Pediatric Disease Designation and/or Priority Review Voucher; the impact of legislative, regulatory, competitive and technological changes, including changes in tax laws or interpretations, and the impact of the integration process, any of which could increase the consolidated tax liabilities of the companies following the proposed Merger; the risk that the Company will determine it is not feasible to submit a Marketing Authorization Application for conditional approval with the European Medicines Agency in a timely manner or at all, due to lack of placebo controlled data or other reasons deemed relevant by the Company or regulatory agencies; uncertainties related to the timing of and our ability to commence a pivotal trial for QLT091001 in accordance with the current development plans which we evaluate on an ongoing basis; risks and uncertainties concerning the impact that QLT’s success or failure in pursuing various future strategic initiatives will have on the market price of our securities; uncertainties relating to our development plans, timing and results of the clinical development and commercialization of our products and technologies, including pivotal clinical trials; assumptions related to enrollment trends, efforts and success, and the associated costs of our current and future programs; outcomes for our clinical trials may not be favorable or may be less favorable than interim/preliminary results and/or previous trials; there may be varying interpretations of data produced by one or more of our clinical trials; risks and uncertainties associated with the safety and effectiveness of our technology; the timing, expense and uncertainty associated with the regulatory approval process for products to advance through development stages; risks and uncertainties related to the scope, validity, and enforceability of our intellectual property rights and the impact of patents and other intellectual property of third parties; and general economic conditions and other factors described in detail in QLT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities. Forward-looking statements are based on the current expectations of QLT and QLT does not assume any obligation to update such information to reflect later events or developments except as required by law.

This press release also contains “forward looking information” that constitutes “financial outlooks” within the meaning of applicable Canadian securities laws. This information is provided to give investors general guidance on management’s current expectations of certain factors affecting our business, including our financial results. Given the uncertainties, assumptions and risk factors associated with this type of information, including those described above, investors are cautioned that the information may not be appropriate for other purposes.